SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cogent Communications Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V104

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, CT  06880

(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, CT 06901

(203) 325-5000

July 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19239V104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,668,500

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 58,668,500

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,668,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 17.4%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 58,668,500

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 58,668,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,668,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 17.4%*

14.	Type of Reporting Person (See Instructions) OO-LLC

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates Fund - A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,408,283

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 1,408,283

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 0.4%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 625,234

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 625,234

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,234

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 0.2%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates, LLC 06-1556233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,033,517

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,033,517

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,033,517

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 0.6%*

14.	Type of Reporting Person (See Instructions) OO-LLC

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 60,702,017

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 60,702,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,702,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) CO

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 60,702,017

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 60,702,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,702,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 60,702,017

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 60,702,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,702,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 60,702,017

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 60,702,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,702,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 60,702,017

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 60,702,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,702,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 60,702,017

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 60,702,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,702,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Cogent Communications Group, Inc., a Delaware corporation (the “Company”).  This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 1015 31st Street N.W., Suite 330, Washington, DC 20007.

Item 2.	Identity and Background

(a)     This statement is filed by Oak Investment Partners IX, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners IX”), Oak Associates IX, LLC, a Delaware limited liability company (“Oak Associates IX”), Oak IX Affiliates Fund - A, Limited Partnership, a Delaware limited partnership (“Oak IX Affiliates Fund - A”), Oak IX Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak IX Affiliates Fund”), Oak IX Affiliates, LLC, a Delaware limited liability company (“Oak IX Affiliates”) Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman, the “Partners”).

Oak Investment Partners IX, Oak Associates IX, Oak IX Affiliates Fund – A, Oak IX Affiliates Fund, Oak IX Affiliates Fund and Oak Management are collectively referred to as the “Oak Entities.”  The Oak Entities and the Partners are collectively referred to as the “Reporting Persons” in this statement.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

Notwithstanding this filing on Schedule 13D, the Reporting Persons disclaim any requirement to report their beneficial ownership interests on Schedule 13D and reserve the future right to report such beneficial ownership interests on Schedule 13G pursuant to Rule 13d-1(c).

The Agreement of Reporting Persons is attached hereto as Exhibit A.

(b) The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

(c)     The principal business of Oak Investment Partners IX, Oak IX Affiliates Fund – A and Oak IX Affiliates Fund is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates IX is to act as general partner of Oak Investment Partners IX.  The principal business of Oak IX Affiliates is to act as general partner of Oak IX Affiliates Fund and Oak IX Affiliates Fund - A.  The principal business of Oak Management is to act as investment advisor to Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Oak Entities is organized under the laws of Delaware. Each of the Partners is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As of June 26, 2003, Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A entered into a Participating Convertible Preferred Stock Purchase Agreement with the Company and certain other investors (the “Purchase Agreement”), listed as Exhibit C hereto, in connection with a private placement of securities by the Company. As contemplated by the Purchase Agreement, the Company issued several sub-series of Series G Participating Convertible Preferred Stock denominated as “Series G-1”, “Series G-2”, “Series G-3”, etc. (collectively, the “Series G Preferred Stock”).  Each sub-series of Series G Preferred Stock are identical in all respects other than the conversion price for each such sub-series of Series G Preferred Stock.

Upon the satisfaction of the conditions to close set forth in the Purchase Agreement, on July 31, 2003, Oak Investment Partners IX purchased 9,665 shares of Series G-1 Participating Convertible Preferred Stock, par value $0.001 per share, of the Company (“Series G-1 Preferred Stock”) at a per share price of $1,000, for an aggregate purchase price of $9,665,000 (furnished from the investment capital of Oak Investment Partners IX contributed by its investors), Oak IX Affiliates Fund purchased 103 shares of Series G-1 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $103,000 (furnished from the investment capital of Oak IX Affiliates Fund contributed by its investors) and Oak IX Affiliates Fund – A purchased 232 shares of Series G-1 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $232,000 (furnished from the investment capital of Oak IX Affiliates Fund – A contributed by its investors).  No part of the purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities.

Each share of Series G-1 Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.17043566, or at an initial conversion rate of approximately 5,867.3 shares of Common Stock for each share of Series G-1 Preferred Stock converted, subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series G-1 Preferred Stock of the Company listed as Exhibit D hereto (the “Certificate of Designation”).

As a condition to the closing of the Purchase Agreement, the holders of at least two-thirds (2/3) of the outstanding shares of the Company’s Series A Participating Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), Series B Participating Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), Series C Participating Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), Series D Participating Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), and Series E Participating Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), voting together as a single class, elected to convert, and have in fact converted, all outstanding shares of such series of preferred stock into shares of Common Stock pursuant to Article 4(B)(3)(m) of the Company’s Third Amended and Restated Certificate of Incorporation.  Each share of Series A Preferred Stock, Series C

Preferred Stock, Series D Preferred Stock and Series E Preferred Stock was converted into 0.1 shares of Common Stock and each share of Series B Preferred Stock was converted into 0.129793275 shares of Common Stock.  As a result of the conversion, (i) the 4,832,500 shares of Series A Preferred Stock, 4,248,351 shares of Series B Preferred Stock and 9,262,259 shares of Series C Preferred Stock directly owned by Oak Investment Partners IX were converted into 483,250 shares, 551,408 shares and 926,226 shares of Common Stock, respectively, (ii) the 51,506 shares of Series A Preferred Stock, 45,280 shares of Series B Preferred Stock and 98,720 shares of Series C Preferred Stock directly owned by Oak IX Affiliates Fund were converted into 5,151 shares, 5,877 shares and 9,872 shares of Common Stock, respectively, and (iii) the 115,994 shares of Series A Preferred Stock, 101,973 shares of Series B Preferred Stock and 222,321 shares of Series C Preferred Stock directly owned by Oak IX Affiliates Fund - A were converted into  11,599 shares, 13,235 shares and 22,232 shares of Common Stock, respectively.

This Item 3 (and the other Items of this statement) do not provide a complete description of the Purchase Agreement or the Certificate of Designation and each such description is qualified in its entirety by reference to the respective agreement or document, which are listed as Exhibits C and D hereto respectively.

Item 4.	Purpose of Transaction

Each of Oak Investment Partners IX, Oak IX Affiliates Fund – A and Oak IX Affiliates Fund holds the securities described in Item 5 of this statement for investment purposes only.

Depending on prevailing market, economic and other conditions, each of Oak Investment Partners IX, Oak IX Affiliates Fund – A and Oak IX Affiliates Fund may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Each of Oak Investment Partners IX, Oak IX Affiliates Fund – A and Oak IX Affiliates Fund intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and each of Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A agreed to purchase, the number of shares of Series G-1 Preferred Stock all as described in Item 3 above.  As a condition to the closing under the Purchase Agreement, the Company was obligated to file the Certificate of Designation, which provides that the Series G-1 Preferred Stock has certain “weighted average” antidilution protection with respect to the conversion price of the Series G-1 Preferred Stock and certain liquidation, conversion and voting rights.  Descriptions of such rights contained herein are qualified in their entirety by reference to the Certificate of Designation listed as Exhibit D hereto.

Certificate of Designation - Conversion of Series G-1 Preferred Stock.  Pursuant to the Certificate of Designation, all of the shares of Series G-1 Preferred Stock shall be automatically converted into Common Stock upon the public offering by the Company of its Common Stock in which the cash proceeds are at least $50,000,000.  The Series G-1 Preferred Stock may also be converted at any time at the election of each holder.

Certificate of Designation - Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series G Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series G Preferred Stock shall be entitled to receive an amount equal per share (on an as-if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series G Preferred Stock.  As of the date hereof, there are no dividends declared on the Series G Preferred Stock.

Certificate of Designation - Voting. As set forth in the Certificate of Designation, and except as otherwise provided by applicable law, the holders of Series G Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock except for a vote with respect to the election of directors and (ii) shall be entitled to one vote for each share of Common Stock such holder of Series G Preferred Stock would receive upon conversion of such share of Series G Preferred Stock into Common Stock.

Certificate of Designation - Liquidation Preference. In the event of the Company’s liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, the holders of the Series G Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series F Participating Convertible Preferred Stock, par value $0.001 per share (the “Series F Preferred Stock”), which liquidation preference shall be pari passu with the primary liquidation preference of the Series G Preferred Stock). The primary liquidation preference of the Series G Preferred Stock is equal to the amount originally paid for the Series G Preferred Stock, or $1,000 per share.  In addition, the holders of the Series G Preferred Stock will be entitled to a secondary liquidation preference before any additional amounts are paid to the holders of the Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series H Participating Convertible Preferred Stock, par value $0.001 per share (the “Series H Preferred Stock”), which liquidation preference shall be pari passu with the secondary liquidation preference of the Series G Preferred Stock).  The secondary liquidation preference of the Series G Preferred Stock is equal to $2,000 per share.  In addition, the holders of the Series G Preferred Stock shall participate with the holders of the Common Stock, Series F Preferred Stock and Series H Preferred Stock ratably on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

Stockholders Agreement - Board Representation.  In connection with, and pursuant to, the Purchase Agreement, Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A entered into a Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Company and certain stockholders of the Company (the “Stockholders Agreement”), listed as Exhibit E hereto.  Pursuant to the terms of Stockholders Agreement, certain investors that are parties to the Purchase Agreement are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company.  Oak Investment Partners IX (and its affiliates) is entitled to nominate one member to the current eight member Board of Directors of the Company.

Stockholders Agreement - Protective Provisions.  Pursuant to the terms of the Stockholders Agreement, the Company may not, without first obtaining the approval of the holders of not less than two-thirds (2/3) of the issued and outstanding shares of Series G Preferred Stock, voting together as a single class, (i) designate, authorize, create, issue, sell, redeem or repurchase shares of any class or series of capital stock, (ii) declare or pay any dividends or make any distributions with respect to any outstanding equity securities, (iii) approve the merger, consolidation, dissolution or liquidation of the Company or any subsidiary, (iv) increase of decrease the number of authorized shares of Common Stock or preferred stock of the Company, (v) sell all or substantially all of the assets of the Company and its subsidiaries, (vi) cause a material change in the nature of the business or strategic direction of the

Company and its subsidiaries, (vii) approve the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy, (viii) approve the establishment and maintenance of an Executive Committee of the Board of Directors or increase or decrease the number of directors composing the Board of Directors or (ix) amend, repeal or modify any provision of the Company’s certificate of incorporation in a manner that adversely affects the rights, powers or preferences of the Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock.

Stockholders Agreement – Right of First Offer With Respect to Additional Issuances of Securities by the Company .  Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of preferred stock of the Company as set forth in the Stockholders Agreement.  As of the date hereof, Oak Investment Partners IX (and its affiliated funds) is entitled to such right to first offer.

Stockholders Agreement – Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer.  Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and pursuant to, the Purchase Agreement, Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A entered into a Third Amended and Restated Registration Rights Agreement with the Company and certain other investors, dated as of July 31, 2003 (the “Registration Rights Agreement”), listed as Exhibit F hereto. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) the date which is three years after the date of the Registration Rights Agreement and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock and Series G Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock and Series G Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock and Series G Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock and Series G Preferred Stock).

The foregoing summary of the Purchase Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits C, D, E and F hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary  corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b)     The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 14,228,077 shares of Common Stock outstanding as of July 31, 2003, as reported by the Company to the Reporting Persons, plus 68,199,901 shares of Common Stock issuable upon the conversion of the Series F Preferred Stock and 254,942,365 shares of Common Stock issuable upon conversion of the Series G Preferred Stock.

In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by each of the Reporting Persons, the percentage beneficially owned by each Reporting Person was calculated on a fully diluted, as converted basis of all of the Company’s issued and outstanding Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, including shares held by third parties.  In the interests of full disclosure, if such percentage for each Reporting Person was based solely on the Common Stock outstanding plus the shares of Common Stock issuable upon conversion of the Series G-1 Preferred Stock deemed to be beneficially owned by such Reporting Person, the percentages would be as follows: 82.7% for each of Oak Investment Partners IX and Oak Associates IX, 9.0% for Oak IX Affiliates Fund – A, 4.2% for Oak IX Affiliates Fund, 12.6% for Oak IX Affiliates and 83.3% for Oak Management and each of the Partners.

Amounts shown as beneficially owned by each of Oak Investment Partners IX, Oak Associates IX, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include (i) 1,960,884 shares of Common Stock directly owned by Oak Investment Partners IX and (ii) 56,707,616 shares of Common Stock into which the shares of Series G-1 Preferred Stock purchased by Oak Investment Partners IX may be initially converted.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund, Oak IX Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include  (i) 20,900 shares of Common Stock directly owned by Oak IX Affiliates Fund and (ii) 604,334 shares of Common Stock into which the shares of Series G-1 Preferred Stock purchased by Oak IX Affiliates Fund may be initially converted.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund - A, Oak IX Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include (i) 47,066 shares of Common Stock directly owned by Oak IX Affiliates Fund – A and (ii) 1,361,217 shares of Common Stock into which the shares of Series G-1 Preferred Stock purchased by Oak IX Affiliates Fund – A may be initially converted.

By virtue of their potential status as a "group" with the stockholders of the Company that are parties to the Stockholders Agreement (which stockholders are set forth in Item 6 below) due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders.  Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)     Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Purchase Agreement was entered into as of June 26, 2003. Certain terms and conditions of the Purchase Agreement and the Certificate of Designation are described in Items 3 - 5 above.

The Stockholders Agreement was entered into as of July 31, 2003 by the Company, Oak Investment Partners IX, Oak IX Affiliates Fund, Oak Investment Partners Affiliates Fund – A, Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneurs Fund III, L.P., Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners IV – A, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Worldview Technology Partners III, L.P., Worldview Technology International III, L.P., Worldview Strategic Partners III, L.P., Worldview III Carrier Fund, L.P., Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., Worldview Strategic Partners IV, L.P., Broadview Capital Partners L.P., Broadview Capital Partners Qualified Purchaser Fund L.P., Broadview Capital Partners Affiliates Fund LLC, Boulder Ventures III, L.P., Boulder Ventures III (Annex), L.P., NAS Partners I L.L.C., Nassau Capital Partners IV, L.P., Cisco Systems Capital Corporation, David Schaeffer and certain other stockholders whose names are set forth on Schedule I to the Stockholders Agreement.  Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of July 31, 2003. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Agreement of Reporting Persons, dated August 4, 2003, among the Reporting Persons.

Exhibit B	Power of Attorney dated February 7, 2003.

Exhibit C

Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among the Company and the investors named therein (filed as Exhibit 10.4 to the Company’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

Exhibit D	Certificate of Designations, Preferences and Rights of Series G-1 Participating Convertible Preferred Stock of the Company.

Exhibit E

Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

Exhibit F

Third Amended and Restated Registration Rights Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2003

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated August 4, 2003, among the Reporting Persons.

EXHIBIT B	Power of Attorney dated February 7, 2003.

EXHIBIT C

Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among the Company and the investors named therein (filed as Exhibit 10.4 to the Company’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

EXHIBIT D	Certificate of Designations, Preferences and Rights of Series G-1 Participating Convertible Preferred Stock of the Company.

EXHIBIT E

Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

EXHIBIT F

Third Amended and Restated Registration Rights Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).